UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Regency Energy Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

75885Y 10 7
(CUSIP Number)

Tyson Yates
Regency LP Acquirer, L.P.
Stamford, Connecticut 06927
(203) 961-5963
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75885Y 10 7	13D	Page 2 of __ Pages

1	NAME OF REPORTING PERSONS: Regency LP Acquirer, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC, OO (contribution from owners)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,705,796*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,705,796*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,705,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)
* The number and percentage of Common Units of the Issuer reported as beneficially owned on this page is comprised of Subordinated Units of the Issuer that are convertible into Common Units.  See Item 1.

SCHEDULE 13D

CUSIP No. 75885Y 10 7	13D	Page 3 of __ Pages

1	NAME OF REPORTING PERSONS: EFS Regency GP Holdco II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,705,796*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,705,796*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,705,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
* The number and percentage of Common Units of the Issuer reported as beneficially owned on this page is comprised of Subordinated Units of the Issuer owned by Regency LP Acquiror LP that are convertible into Common Units.  See Item 1.

SCHEDULE 13D

CUSIP No. 75885Y 10 7	13D	Page 4 of __ Pages

1	NAME OF REPORTING PERSONS: Aircraft Services Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,406,830*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,406,830*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,406,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%
14	TYPE OF REPORTING PERSON HC, CO
* The number and percentage of Common Units of the Issuer reported as beneficially owned on this page is comprised of 17,705,796 Subordinated Units of the Issuer owned by Regency LP Acquiror LP and 4,701,034 Class E Common Units owned by ASC Hugoton LLC, each of which are convertible into Common Units.  See Item 1.

CUSIP No. 75885Y 10 7	13D	Page 5 of __ Pages

1	NAME OF REPORTING PERSONS: ASC Hugoton LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,701,034*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,701,034*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,701,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON HC, CO
* The number and percentage of Common Units of the Issuer reported as beneficially owned on this page is comprised of Class E Common Units of the Issuer that are convertible into Common Units.  See Item 1.

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007 (the “Initial Schedule 13D”), as well as the Amendment No. 1 to Schedule 13D filed on December 14, 2007 (together with the Initial Schedule 13D, the "Schedule 13D").  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common units (the “Common Units”) of Regency Energy Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201. The total number of Common Units reported as beneficially owned in this Amendment is 22,406,830, which constitutes approximately 35.6% of the total number of Common Units outstanding, assuming the Subordinated Units (defined below) and Class E Units (defined below) were converted into Common Units. This number and percentage is comprised of 17,705,796 subordinated units (the “Subordinated Units”), and 4,701,034 Class E Common Units of the Issuer (the “Common Units”), each of which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at the date hereof there were 40,512,113 Common Units outstanding (not including the Subordinated Units or Class E Units). The Common Units represent limited partner interests in the Issuer.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)
This Amendment is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings”);

(ii)	EFS Regency GP Holdco II, LLC, a Delaware limited liability company (the “LP Holdings GP,” and collectively with LP Holdings, the “LP Holdings Entities”); and

(iii)	Aircraft Services Corporation, a Nevada corporation (“ASC”).

(iv)	ASC Hugoton LLC (“ASC Hugoton”), a Delaware limited liability company

The persons listed in (i) through (iv) above are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons was set forth on Schedule A, attached to the Schedule 13D, which is incorporated herein by reference.

(b)	(i)	The address of the principal business office of each of the LP Holdings Entities, ASC and ASC Hugoton LLC is as follows:

120 Long Ridge Road
Stamford, Connecticut 06927

(c)	(i)
LP Holdings was formed to acquire the Subordinated Units, and LP Holdings is the sole record owner of the Subordinated Units reported as beneficially owned in this Schedule 13D.  LP Holdings GP was formed to be the general partner of LP Holdings.

(ii)	ASC is a holding company owned indirectly by General Electric Company, a New York corporation.

(iii)	ASC Hugoton LLC is a wholly owned subsidiary of ASC. ASC Hugoton is the sole record owner of the Class E Units reported as beneficially owned in this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

Pursuant to that certain Contribution Agreement, dated as of December 10, 2007 (the “Contribution Agreement”), by and among the Issuer, Regency Gas Services LP, a Delaware limited partnership and a wholly owned subsidiary of the Issuer (“RGS”, and together with the Issuer, the “Buyers”), ASC Hugoton, FrontStreet EnergyOne LLC, a Delaware limited liability company, and, solely for purposes of Section 2.3(g) thereof, ASC, on January 7, 2008, ASC Hugoton acquired from the Buyers 4,701,034 Class E Units, subject to adjustment (the “Transaction Units”).  The Transaction Units will be convertible on a one-for-one basis into Common Units at the holder's election at any time from and after February 15th, 2008.  The aggregate consideration transferred by ASC Hugoton pursuant to the Contribution Agreement was 9,500 limited liability company interests in FrontStreet Hugoton LLC, a Delaware limited liability company with a value of approximately $128 million.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following:

ASC Hugoton is acquiring the Transaction Units for investment purposes. The following describes plans or proposals, including those in connection with the transaction, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)
Subject to the terms and conditions of the Issuer Partnership Agreement, RGPLP, a wholly owned subsidiary of GP Holdings, and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any limited partner interest that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. LP Holdings and ASC Hugoton may sell Subordinated Units, Transaction Units or Common Units resulting from conversion of the Subordinated Units or Transaction Units from time to time in the future. The timing and amount of the Reporting Persons resales of Subordinated Units, Transaction Units or Common Units will be subject to market conditions, compliance with applicable legal requirements and such other factors as the Reporting Persons may deem relevant.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)
Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Subordinated Units or Transaction Units (or the Common Units into which they may convert) reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)	(i)
LP Holdings is the sole record owner of, and has the sole power to vote and dispose of 17,705,796 Subordinated Units.  These units represent 26.1% of the outstanding Common Units, assuming the conversion of the Subordinated Units and Class E Units held by the Reporting Persons.

(ii)
LP Holdings GP does not directly own any Common Units or Subordinated Units. By virtue of being the sole general partner of LP Holdings, LP Holdings GP may be deemed to possess sole voting and dispositive powers with respect to the 17,705,796 Subordinated Units held by LP Holdings (26.1%).

(iii)
ASC Hugoton is the sole record owner of, and has the sole power to vote and dispose of, 4,701,034 Class E Units.  These units represent 7.5% of the outstanding Common Units, assuming the conversion of the Subordinated Units and Class E Units held by the Reporting Persons.

(iv)
ASC does not directly own any Common Units, Subordinated Units or Class E Units. By virtue of being the sole member of LP Holdings GP, ASC may be deemed to possess sole voting and dispositive powers with respect to the 17,705,796 Subordinated Units held by LP Holdings. By virtue of being the sole member and manager of ASC Hugoton, ASC may be deemed to possess sole voting and dispositive powers with respect to the 4,701,034 Class E Units held by ASC Hugoton (7.5%, and together with the Subordinated Units, 35.1%).

(c)	Other than as described in Item 3, none.

(d)	Not applicable.

Item 6.  Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

Exhibit A	—	Joint Filing Agreement.*

*        Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 10, 2008

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC Its: General Partner

By:	Aircraft Services Corporation its Managing Member

By:	/s/Tyson Yates
Name: Tyson YatesTitle: Vice President

EFS Regency GP Holdco II, LLC

By:	Aircraft Services Corporation its Managing Member

By:	/s/ Tyson Yates
Name: Tyson YatesTitle: Vice President

Aircraft Services Corporation

By:	/s/Tyson Yates
Name: Tyson Yates
Title: Vice President

ASC Hugoton LLC

By:	Aircraft Services Corporation its Sole Member and Managing Member

By:	/s/ Tyson Yates
Name: Tyson Yates
Title: Vice President

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agree as follows:

           (i)    Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

           (ii)           Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 10, 2008

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC Its: General Partner

By:	Aircraft Services Corporation its Managing Member

By:	/s/Tyson Yates
Name: Tyson YatesTitle: Vice President

EFS Regency GP Holdco II, LLC

By:	Aircraft Services Corporation its Managing Member

By:	/s/Tyson Yates
Name: Tyson YatesTitle: Vice President

Aircraft Services Corporation

By:	/s/Tyson Yates
Name: Tyson Yates
Title: Vice President

ASC Hugoton LLC

By:	Aircraft Services Corporation its Sole Member and Managing Member

By:	/s/ Tyson Yates
Name: Tyson Yates
Title: Vice President